[Letterhead ofCountry Style Cooking Restaurant Chain Co., Ltd]

September 25, 2014

VIA EDGAR AND FACSIMILE

Linda Cvrkel, Accounting Branch Chief

Heather Clark

Claire Erlanger

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Country Style Cooking Restaurant Chain Co., Ltd. (the "Company")

Form 20-F for Fiscal Year Ended December 31, 2013 (the "2013 20-F")

Filed April 17, 2014

File No. 001-34869

Dear Ms. Cvrkel, Ms. Clark and Ms. Erlanger:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 17, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The Staff’s comments are repeated below and each comment is followed by the Company’s response thereto.

Form 20-F

Item 5. Operating and Financial Review and Prospects, page 42

Results of Operations, page 47

1.	Please explain to us and revise your results of operations section in MD&A to disclose the reasons for the changes in other income and interest income between 2011 and 2012 and between 2012 and 2013. For example, other income increased from RMB9,403K in 2011 to RMB19,808K in 2012, and then decreased to RMB893K in 2013; however you do not provide details in MD&A as to the nature of this other income or the reasons for the changes between periods. Please revise accordingly.

In response to the Staff's comment, the Company respectfully submits that the change in other income from RMB9.4 million in 2011 to RMB19.8 million in 2012 to RMB893,000 in 2013 is primarily due to the different amounts of government subsidies the Company recognized for participating in a local government-sponsored program to help serve breakfasts in restaurants in Chongqing. These subsidies amounted to RMB5.9 million, RMB21.1 million and RMB2.6 million in 2011,2012 and 2013, respectively. The change in other income from RMB9.4 million in 2011 to RMB19.8 million in 2012 is also due to the decrease in gain from foreign currency forward exchange contracts, which totaled RMB1.4 million in 2011 and nil in 2012.

The Company also respectfully submits that interest income for 2011, 2012 and 2013 increased from RMB17.2 million in 2011 to RMB22.0 million in 2012 to RMB27.2 million in 2013, primarily due to the increase in income from short-term investments made using excess cash on hand. Beginning from the end of 2010, the Company's subsidiaries in China began making short-term investments employing cash on hand, contributing to higher short-term investment income from 2011 onwards.

The Company submits that it will include explanations for the changes in other income and interest income in the Company's future form 20-F filings, substantially in the form of the following:

"Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

…

Other Income

Our other income decreased by RMB18.9 million, from RMB19.8 million in 2012 to RMB893,000 in 2013, primarily due to our having received, in 2012, approximately RMB21.1 million in government subsidies for participating in a government-sponsored program to serve breakfasts in our restaurants in Chongqing.

Interest Income

Our interest income increased by RMB5.2 million, or 23.6%, from RMB22.0 million in 2012 to RMB27.2 million in 2013, primarily due to an increase in income from short-term investments made using a higher level of excess cash on hand in 2013, and due to the fact that such investments also on average yielded higher rates of return in 2013 as compared to in 2012."

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

11. Restricted Net Assets, page F-18

2.	We note that under PRC law, you are required to provide certain reserve funds until the amount reaches 50% of your registered share capital. In light of the fact that restricted net assets or reserve funds do not appear to be separately presented on the face of your financial statements, please tell us where such reserve funds are presented and classified.

The Company respectfully advises the Staff that the reserve funds required to be made by the Company's PRC subsidiaries under the relevant PRC laws are made as appropriations to retained earnings.  The amount of reserve funds are recorded as part of retained earnings within the equity section.  In future filings, the Company will clearly disclose in the footnote that the reserve funds are recorded in retained earnings.

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The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4850 or Will Cai at Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4891. Thank you very much.

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Very truly yours,

/s/ Adam J. Zhao

Name: Adam J. Zhao

Title: Chief Financial Officer

cc:	Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Will H. Cai, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong

Grant Pan, Deloitte Touche Tohmatsu CPA Ltd., Shanghai

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